SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2006

Commission File Number: 1-12158

Sinopec Shanghai Petrochemical Company Limited

(Translation of registrant’s name into English)

Jinshanwei, Shanghai

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Form 6-K

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date: January 26, 2006	By:	/s/ Rong Guangdao
	Name:	Rong Guangdao
	Title:	Chairman

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 338)

CONNECTED TRANSACTION

TRANSFER OF EQUITY INTEREST

The 8th meeting of the 5th session of the Board of Directors was convened on 24 January 2006 during which the Board of Directors considered and approved the execution of the Equity Transfer Agreement by its wholly-owned subsidiary, SPC Investment, with Sinopec Corp. SPC Investment is a wholly-owned investment vehicle of the Company.

Pursuant to the Equity Transfer Agreement, SPC Investment agrees to transfer approximately 81.79% of its equity interest in Jin Hua to Sinopec Corp. at a consideration of RMB61,600,400 (approximately HK$59,231,154).

Under the Hong Kong Listing Rules, the Equity Transfer Agreement is considered to be a connected transaction and subject to reporting and announcement requirements but is exempt from independent shareholders’ approval. The same announcement is also published in Shanghai pursuant to the Shanghai Listing Rules.

The Company and all members of the Board of Directors confirm that the information contained in this announcement is true, accurate and complete, and jointly accept full responsibility for any false statements, misleading representations or material omissions in this announcement.

Introduction

The Board is pleased to announce that it passed a resolution on 24 January 2006 approving the execution and performance of the Equity Transfer Agreement by its wholly-owned subsidiary, SPC Investment, with Sinopec Corp. (this “transaction” or this “connected transaction”).

Pursuant to rule 14A.32 of the Hong Kong Listing Rules, this connected transaction is subject to reporting and announcement requirements but is exempt from independent shareholders’ approval. This announcement is also published in Shanghai pursuant to the Shanghai Listing Rules.

The Equity Transfer Agreement

On 24 January 2006, SPC Investment, a wholly-owned investment vehicle of the Company, entered into the Equity Transfer Agreement with Sinopec Corp.

Pursuant to the Equity Transfer Agreement, SPC Investment agrees to transfer a 81.79% equity interest in Jin Hua to Sinopec Corp.

Immediately prior to this transaction, SPC Investment owns a 81.79% equity interest and Jinshan Industrial, a company independent of the Company and Sinopec Corp., owns the remaining 18.21% equity interest in Jin Hua. Immediately following this transaction, neither the Company nor SPC Investment will own any equity interest in Jin Hua. Accordingly, Jin Hua will cease to be a subsidiary of the Company.

Jin Hua is a company organised in the PRC which business is primarily the operation of petrol stations in the PRC.

Consideration and Value of the Equity Transfer

In consideration for SPC Investment transferring its 81.79% equity interest in Jin Hua to Sinopec Corp., Sinopec Corp. agrees to pay SPC Investment an amount of RMB61,600,400 (approximately HK$59,231,154) in cash (the “Consideration”). According to the Equity Transfer Agreement, Sinopec Corp. shall pay to SPC Investment the Consideration within a month of the Equity Transfer Agreement becoming effective.

Jin Hua was last valued in November 2005 by Beijing Chong Qi Hua Asset Valuation Co., Ltd, a professional asset valuer in the PRC independent of the Company and Sinopec Corp. Pursuant to the valuation report prepared by Beijing Chong Qi Hua Asset Valuation Co., Ltd in November 2005, as at 31 March 2005, the net asset value attributable to the 81.79% equity interest in Jin Hua was RMB53,600,422 (approximately HK$51,538,867). The consideration for this connected transaction was arrived at based on such net asset value and based on arm’s length negotiations between the parties.

For the financial year ended 31 December 2004, the audited net profits, both before and after taxation and extraordinary items, attributable to the Company’s 81.79% equity interest in Jin Hua amount to RMB9,735,222 and RMB8,542,386 respectively. For the financial year ended 31 December 2003, the audited net profits, both before and after taxation and extraordinary items, attributable to the Company’s 81.79% equity interest in Jin Hua amount to RMB10,889,320 and RMB9,896,867 respectively. As at 31 December 2004, the audited net asset value attributable to the Company’s 81.79% equity interest in Jin Hua amounted to RMB55,396,103.

The original costs of the Company’s investment in Jin Hua attributable to the 81.79% equity interest were RMB20,856,450. The Company is expected to record a gain (i.e. the Consideration less original costs) of RMB40,743,950 (before tax) as a result of this transaction. The Company intends to use the proceeds of this transaction as working capital.

Relationship between SPC Investment, the Company and Sinopec Corp.

Sinopec Corp. is a substantial shareholder and the controlling shareholder of the Company. As at 30 September 2005, Sinopec Corp. owned 55.56% of the total equity interest in the Company.

SPC Investment is a wholly-owned subsidiary of the Company.

Accordingly, Sinopec Corp. is a connected person of the Company (as defined in the Hong Kong Listing Rules and Shanghai Listing Rules).

Principal Activities of the Company and Sinopec Corp.

The Company is a highly integrated entity which processes crude oil into synthetic fibres, resins and plastics, intermediate petrochemicals and petroleum products.

Sinopec Corp. is an integrated energy and chemical company with upstream, midstream and downstream operations. The principal operations of Sinopec Corp. include oil and gas exploration and production, oil refining, petrochemical products and sales/marketing of refined oil products in China.

Reasons for the Connected Transaction

Operation of petrol stations has never been a core part of the Company’s business. In line with the Company’s strategy to streamline its operations, the Directors are of the view, which is also endorsed by all Independent Non-Executive Directors, that it is beneficial for the Company to dispose of its 81.79% equity interest in Jin Hua. This transaction will generate immediate working capital for the Company’s core operations.

Each of the Directors believes that the terms of this transaction are fair and reasonable, on normal commercial terms and in the interests of the Company as a whole.

Opinions of the Independent Non-Executive Directors

Each of the Independent Non-Executive Directors is of the view that, based on the terms of the Equity Transfer Agreement and the fact that the agreement was negotiated in arm’s length, the Equity Transfer Agreement is on normal commercial terms, is fair and reasonable so far as the Company and the shareholders of the Company are concerned and is in the interests of the Company and the shareholders of the Company as a whole.

Under rule 14A.32 of the Hong Kong Listing Rules, the Equity Transfer Agreement is subject to reporting and announcement requirements but is exempt from independent shareholders’ approval. The same announcement is also published in Shanghai pursuant to the Shanghai Listing Rules.

DEFINITIONS

“Company”	Sinopec Shanghai Petrochemical Company Limited, of which the H shares are listed on The Stock Exchange of Hong Kong Limited (Stock Code: 338), as well as in New York, and Shanghai, and includes the subsidiaries of the Company except where the context otherwise requires

“connected person”	shall have the meaning ascribed to it under the Hong Kong Listing Rules and Shanghai Listing Rules

“Directors”	the directors of the Company including independent non-executive directors

“Equity Transfer Agreement”	The Equity Transfer Agreement entered into between SPC Investment and Sinopec Corp. dated 24 January 2006

“Hong Kong”	Hong Kong Special Administrative Region of the PRC

“Hong Kong Listing Rules”	Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“Jin Hua”	Shanghai Jin Hua Industrial Company Limited, a limited liability company organised in the PRC

“Jinshan Industrial”	Shanghai Jinshan Industrial Investment and Development Company Limited, a limited liability company organised in the PRC

“PRC”	The People’s Republic of China

“RMB”	Renminbi, the lawful currency of the PRC

“Shanghai Listing Rules”	Rules Governing the Listing of Securities on the Shanghai Stock Exchange

“Sinopec Corp.”	China Petroleum & Chemical Corporation, a company organised in the PRC and listed on The Stock Exchange of Hong Kong Limited (Stock Code: 386) as well as in New York, London and Shanghai

“SPC Investment”	Shanghai Petrochemical Investment Development Company Limited, a limited liability company organised in the PRC

This announcement contains translation between RMB amounts and Hong Kong dollars at 1.04, being the exchange rate prevailing on the date of this announcement. The translation shall not be taken as representation that the RMB could actual be converted into Hong Kong dollars at that rate, or at all.

By Order of the Board
Zhang Jingming
Company Secretary

Shanghai, 24 January 2006

As at the date of this announcement, the executive directors of the Company are Rong Guangdao, Du Chongjun, Han Zhihao, Wu Haijun, Gao Jinping and Shi Wei; the non-executive directors of the Company are Lei Dianwu and Xiang Hanyin, and the independent non-executive directors of the Company are Chen Xinyuan, Sun Chiping, Jiang Zhiquan and Zhou Yunnong.

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 338)

RESOLUTION OF THE EIGHTH MEETING OF

THE FIFTH SESSION OF THE BOARD OF DIRECTORS

The Company and all members of the board of directors confirm that the information contained in this announcement is true, accurate and complete, and severally and jointly accept full responsibility for any false statements, misleading representations or material omissions in this announcement.

The directors were informed of the convening of the eighth meeting of the fifth session of the board of directors (the “Meeting”) of Sinopec Shanghai Petrochemical Company Limited (the “Company”) via facsimile and mail on 10 January 2006. The Meeting was held on 24 January 2006 by means of correspondence. Of the 12 directors entitled to attend the Meeting, 12 of them attended the Meeting. The Meeting complied with the requirements of the Company Law of the People’s Republic of China and the articles of association of the Company. Mr. Rong Guangdao, Chairman of the Company, presided over the Meeting. The Meeting considered and approved the following resolution:

Resolution: That the Company’s wholly owned subsidiary, Shanghai Petrochemical Investment Development Company Limited, entered into the Equity Transfer Agreement with China Petroleum & Chemical Corporation for transferring 81.79% of its equity interest in Shanghai Jinhua Industrial Company Limited to China Petroleum & Chemical Corporation at a consideration of RMB61,600,400 was considered and approved. (with 10 votes in favor, 0 votes against, 0 abstentions)

Connected directors Mr. Lei Dianwu and Mr. Xiang Hanyin abstained from voting on the resolution as it concerns a connected transaction.

Sinopec Shanghai Petrochemical Company Limited

Shanghai, 24 January 2006

As at the date of this announcement, the executive directors of the Company are Rong Guangdao, Du Chongjun, Han Zhihao, Wu Haijun, Gao Jinping and Shi Wei; the non-executive directors of the Company are Lei Dianwu and Xiang Hanyin, and the independent non-executive directors of the Company are Chen Xinyuan, Sun Chiping, Jiang Zhiquan and Zhou Yunnong.

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 338)

RESOLUTIONS PASSED AT

2006 FIRST EXTRAORDINARY GENERAL MEETING

The Company and all members of the board of directors confirm that the information contained in this announcement is true, accurate and complete, and severally and jointly accept full responsibility for any false statements, misleading representations or material omissions in this announcement.

Important: No objection or amendment was made to the proposed resolutions during the meeting.

1.	The convening and attendance of the meeting:

The 2006 First Extraordinary General Meeting (the “EGM”) of Sinopec Shanghai Petrochemical Company Limited (the “Company”) was held on 24 January 2006 (Tuesday) at 9:00 a.m. at Jinshan Hotel, Jinshan District, Shanghai, the People’s Republic of China. The EGM was attended by 8 shareholders of the Company in person or by proxy holding 6.2412 billion shares, representing 86.68% of the Company’s total shares of 7.2 billion shares, among whom non-listed shares amounted to 4.0167 billion shares and listed shares amounted to 2.2245 billion shares. The convening of the EGM satisfied the quorum for the meeting stipulated by the PRC Company Law and the Company’s articles of association. The EGM was convened by the board of directors, and Mr Rong Guangdao, Vice Chairman of the Company, presided at the EGM.

2.	Review of the resolutions:

The following resolutions were considered and approved as special resolutions at the EGM through voting by a poll.

Resolution 1:

An approval to be given to the Company to issue, in one or multiple tranches, short-term commercial papers with a maximum aggregate principal amount of RMB2 billion or any such maximum amount as approved by the People’s Bank of China pursuant to the Administrative Measures on Short-term Commercial Papers promulgated by the People’s Bank of China and any other applicable regulations.

(4.4235 billion shares voted in favor; 3.5 million shares voted against; 1.8142 billion shares abstained)

Votes in favor constituted 99.92% of actual voting from shareholders (or their proxies) attending the meeting.

Among shareholders with non-listed shares, 4.0167 billion shares voted in favor, constituting 100% of actual voting from shareholders with non-listed shares (or their proxies) attending the meeting; 0 shares voted against; 0 shares abstained.

Among shareholders with listed shares, 0.4068 billion shares voted in favor, constituting 99.15% of actual voting from shareholders with listed shares (or their proxies) attending the meeting; 3.5 million shares voted against; 1.8142 billion shares abstained.

Resolution 2:

An unconditional general mandate to be given to the board of directors or any two or more directors of the Company to determine the terms and conditions and any relevant matters in relation to the issue of the short-term commercial papers in view of the financing needs of the Company and the market conditions, including but not limited to the final principal amount, the interest rate and the term of maturity of the short-term commercial papers as set out in Resolution 1 above and the preparation and execution of all necessary documents.

(4.4216 billion shares voted in favor; 5.2 million shares voted against; 1.8144 billion shares abstained)

Votes in favor constituted 99.88% of actual voting from shareholders (or their proxies) attending the meeting.

Among shareholders with non-listed shares, 4.0167 billion shares voted in favor, constituting 100% of actual voting from shareholders with non-listed shares (or their proxies) attending the meeting; 0 shares voted against; 0 shares abstained.

Among shareholders with listed shares, 0.4049 billion shares voted in favor, constituting 98.73% of actual voting from shareholders with listed shares (or their proxies) attending the meeting; 5.2 million shares voted against; 1.8144 billion shares abstained.

The above resolutions were passed at the EGM. The Company had appointed Wu Jin of KPMG as the scrutineer to monitor the vote-taking procedures at the EGM. The Company has complied with the voting instructions stipulated by HKSCC Nominees Limited and Hong Kong & Shanghai Banking Corporation (Nominees) Limited.

3.	Lawyer’s certification

As certified by and stated in the legal opinion issued by Mou Jian of Haiwen & Partners, “the convening and holding of the EGM of the Company, the voting procedures adopted at the EGM and the qualifications of people who attended the EGM complied with the provisions of relevant laws and the articles of association of the Company.”

4.	Documents available for inspection

i.	Resolutions passed at the EGM; and

ii.	Legal opinions from lawyers.

By order of the Board Zhang Jingming Company Secretary

Shanghai, 24 January 2006

As at the date of this announcement, the executive directors of the Company are Rong Guangdao, Du Chongjun, Han Zhihao, Wu Haijun, Gao Jinping and Shi Wei; the non-executive directors of the Company are Lei Dianwu and Xiang Hanyin, and the independent non-executive directors of the Company are Chen Xinyuan, Sun Chiping, Jiang Zhiquan and Zhou Yunnong.